Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 12, 2012

Relating to Preliminary Prospectus issued November 27, 2012

Registration No. 333-184317

SOLARCITY CORPORATION

This free writing prospectus relates only to the initial public offering of common stock of SolarCity Corporation and should be read together with the preliminary prospectus dated November 27, 2012 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-184317) (the “Registration Statement”) relating to these securities. On December 12, 2012, SolarCity filed Amendment No. 5 to the Registration Statement (“Amendment No.  5”), to which this communication is related and which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1408356/000119312512499273/d229977ds1a.htm

The following information is set forth in Amendment No. 5 and updates the information contained in the Preliminary Prospectus. References to “SolarCity,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus.

The disclosure set forth on the cover of the Preliminary Prospectus has been updated in its entirety to read as set forth on Exhibit A.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary — The Offering” has been updated in its entirety to read as set forth on Exhibit B.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary — Summary Consolidated Financial Data” has been updated in its entirety to read as set forth on Exhibit C.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors — Risks Related to Our Business — If the Internal Revenue Service or the U.S. Treasury Department makes additional determinations that the fair market value of our solar energy systems is materially lower than what we have claimed, we may have to pay significant amounts to our investment funds or to our fund investors and such determinations could have a material adverse effect on our business, financial condition and prospects” has been updated in its entirety to read as set forth on Exhibit D.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors — Risks Related to this Offering — Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale” has been updated in its entirety to read as set forth on Exhibit E.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors — Risks Related to this Offering — Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control” has been updated in its entirety to read as set forth on Exhibit F.

The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth on Exhibit G.

The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth on Exhibit H.

The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth on Exhibit I.

The disclosure set forth in the Preliminary Prospectus under “Selected Consolidated Financial Data” has been updated in its entirety to read as set forth on Exhibit J.

The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Deferred U.S. Treasury Department Grant Proceeds” has been updated in its entirety to read as set forth on Exhibit K.

The disclosure set forth in the Preliminary Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities — Investment Fund Commitments” has been updated to include the disclosure set forth on Exhibit L.

The disclosure set forth in the Preliminary Prospectus under “Principal and Selling Stockholders” has been updated in its entirety to read as set forth on Exhibit M.

The first page of disclosure set forth in the Preliminary Prospectus under “Description of Capital Stock” has been updated in its entirety to read as set forth on Exhibit N.

The disclosure set forth in the Preliminary Prospectus under “Description of Capital Stock — Warrants” has been updated in its entirety to read as set forth on Exhibit O.

The disclosure set forth in the Preliminary Prospectus under “Shares Eligible For Future Sale” has been updated in its entirety to read as set forth on Exhibit P.

The disclosure set forth in the Preliminary Prospectus under “Underwriting” has been updated to include the disclosure set forth on Exhibit Q.

SOLARCITY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS

SOLARCITY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT SOLARCITY AND THIS OFFERING. YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THESE DOCUMENTS MAY BE OBTAINED FROM GOLDMAN, SACHS & CO., 200 WEST STREET, NEW YORK, NEW YORK 10282, ATTENTION: PROSPECTUS DEPARTMENT, BY CALLING (866) 471-2526, OR BY E-MAILING PROSPECTUS-NY@NY.EMAIL.GS.COM; FROM CREDIT SUISSE SECURITIES (USA) LLC, ONE MADISON AVENUE, NEW YORK, NY 10014, ATTENTION: PROSPECTUS DEPARTMENT, OR BY TELEPHONE AT 1-800-221-1037; OR FROM BOFA MERRILL LYNCH, 222 BROADWAY, 7TH FLOOR, NEW YORK, NEW YORK 10038, ATTENTION: PROSPECTUS DEPARTMENT, OR BY E-MAILING DG.PROSPECTUS_REQUESTS@BAML.COM.

Exhibit A

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 12, 2012

11,500,000 Shares

This is an initial public offering of SolarCity Corporation’s shares of common stock. We are offering to sell 11,434,988 shares in this offering. The selling stockholders identified in this prospectus are offering to sell an additional 65,012 shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently expected that the initial public offering price will be $8.00 per share. Our common stock has been approved for listing on the NASDAQ Global Market under the symbol “SCTY.”

Elon Musk, the chairman of our board, has indicated his intent to purchase $15.0 million of our common stock in this offering from the underwriters at the initial public offering price.

Entities affiliated with Draper Fisher Jurvetson have indicated an intent to purchase an aggregate of 1,500,000 shares of our common stock in this offering at the initial public offering price. Entities affiliated with DBL Equity Fund have indicated an intent to purchase an aggregate of 300,000 shares of our common stock in this offering at the initial public offering price. Draper Fisher Jurvetson and DBL Equity Fund are existing stockholders and have representatives on our board of directors.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Risk Factors” on page 13 to read about factors you should consider before buying shares of common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 11,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,725,000 shares of common stock from us at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                    , 2012.

Goldman, Sachs & Co.	Credit Suisse	BofA Merrill Lynch

Needham & Company	Roth Capital Partners

Prospectus dated                     , 2012.

Exhibit B

THE OFFERING

Common stock offered by us	11,434,988 shares

Common stock offered by the selling stockholders	65,012 shares

Total common stock offered	11,500,000 shares

Common stock outstanding after this offering	73,079,499 shares

Option to purchase additional shares	The underwriters have an option to purchase a maximum of 1,725,000 additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital, capital expenditures and potential acquisitions of complementary businesses, technologies or other assets.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds.”

Reserved share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately 10% of the shares of our common stock being offered for sale by this prospectus to certain business associates, friends and family of our executive officers and board of directors through a reserved share program. We will offer these shares to the extent permitted under applicable regulations in the United States and applicable jurisdictions. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Shares purchased in the reserved share program will be subject to a 180 day lock-up. In addition, we have also asked the underwriters to allocate $10.0 million of our common stock to an entity affiliated with a participant in the reserved share program who is not affiliated with us. These shares would be purchased from the underwriters on the same terms as the other shares offered by this prospectus and will not be subject to a lock-up agreement.

Proposed NASDAQ Global Market symbol	SCTY

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

The number of shares of our common stock to be outstanding after this offering is based on 61,644,511 shares of our common stock outstanding as of October 31, 2012, and excludes:

•	14,591,691 shares of our common stock issuable upon exercise of outstanding stock options at a weighted-average exercise price of $4.67 per share under our 2007 Stock Plan;

•	16,991 shares of common stock issuable upon vesting of restricted stock units under our 2007 Stock Plan;

•

1,485,010 shares of our common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase Series E preferred stock, at a weighted average exercise price of $5.41 per share; and

•

10,202,157 shares of common stock reserved for future issuance under our equity-based compensation plans, consisting of 1,902,157 shares of common stock reserved for issuance under our 2007 Stock Plan as of October 31, 2012, 7,000,000 shares of common stock reserved for issuance under our 2012 Equity Incentive Plan and 1,300,000 shares of common stock reserved for issuance under our 2012 Employee Stock Purchase Plan, and excluding shares that become available under the 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan pursuant to provisions of these plans that automatically increase the share reserves each year, as more fully described in “Executive Compensation—Employee Benefit Plans.” The 2012 Equity Incentive Plan and the 2012 Employee Stock Purchase Plan will become available when this offering closes.

Except as otherwise indicated, all information in this prospectus:

•

assumes the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 50,377,946 shares of common stock effective upon the closing of this offering, including the conversion of each share of our existing preferred stock (other than our Series G preferred stock) into one share of common stock and the conversion of all shares of our Series G preferred stock into 8,372,065 shares of common stock (or approximately 2.47 shares of common stock for each share of Series G preferred stock issued), based upon an assumed initial public offering price of $8.00 per share and the adjustment provisions relating to our Series G preferred stock described in “Description of Capital Stock;”

•	assumes the conversion of outstanding, non-expiring preferred stock warrants to common stock warrants effective upon the closing of this offering;

•

assumes the expiration, without exercise, of outstanding warrants to purchase our Series F preferred stock upon the closing of this offering, given that the exercise price of $9.68 per share exceeds the assumed initial public offering price of $8.00 per share;

•	assumes we will file our amended and restated certificate of incorporation and adopt our amended and restated bylaws immediately prior to the closing of this offering; and

•	assumes the underwriters will not exercise their option to purchase additional shares of common stock from us in this offering.

Exhibit C

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

We derived the summary consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statements of operations data for the nine months ended September 30, 2011 and 2012 and the unaudited consolidated balance sheet data as of September 30, 2012 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on a basis consistent with our audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in any future period, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

	Year Ended December 31,			Nine Months Ended September 30,
	2009	2010	2011	2011	2012
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Revenue:
Operating leases	$3,212	$9,684	$23,145	$16,103	$33,584
Solar energy systems sales	29,435	22,744	36,406	22,706	69,805

Total revenue	32,647	32,428	59,551	38,809	103,389
Cost of revenue:
Operating leases	1,911	3,191	5,718	3,289	8,615
Solar energy systems	28,971	26,953	41,418	31,415	57,924

Total cost of revenue	30,882	30,144	47,136	34,704	66,539

Gross profit	1,765	2,284	12,415	4,105	36,850
Operating expenses:
Sales and marketing	10,914	22,404	42,004	27,246	49,976
General and administrative	10,855	19,227	31,664	24,126	31,904

Total operating expenses	21,769	41,631	73,668	51,372	81,880

Loss from operations	(20,004)	(39,347)	(61,253)	(47,267)	(45,030)
Interest expense, net	334	4,901	9,272	7,516	14,922
Other expenses, net	2,360	2,761	3,097	1,884	17,895

Loss before income taxes	(22,698)	(47,009)	(73,622)	(56,667)	(77,847)
Income tax provision	(22)	(65)	(92)	(62)	(107)

Net loss	(22,720)	(47,074)	(73,714)	(56,729)	(77,954)
Net income (loss) attributable to noncontrolling interests(1)	3,507	(8,457)	(117,230)	(86,172)	(16,806)

Net income (loss) attributable to stockholders(1)	$(26,227)	$(38,617)	$43,516	$29,443	$(61,148)

Net income (loss) per share attributable to common stockholders:
Basic	$(3.13)	$(4.50)	$0.82	$0.58	$(5.63)

Diluted	$(3.13)	$(4.50)	$0.76	$0.53	$(5.63)

Weighted average shares outstanding:
Basic	8,378,590	8,583,772	9,977,646	9,845,324	10,867,584

Diluted	8,378,590	8,583,772	14,523,734	14,144,765	10,867,584

Pro forma net income (loss) per share attributable to common stockholders(2):
Basic			$0.90		$(0.92)

Diluted			$0.82		$(0.92)

Pro forma weighted average shares outstanding(3):
Basic			50,895,149		59,315,070

Diluted			55,441,238		59,315,070

(1)	Under GAAP, we are required to present the impact of a hypothetical liquidation of our joint venture investment funds on our income statement. For a more detailed discussion of this accounting treatment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Net Income (Loss) Attributable to Stockholders.”

(2)	Pro forma net income (loss) attributable to common stockholders assumes the distribution of a deemed dividend on Series G convertible redeemable preferred stock prior to conversion to common stock, the net exercise of the warrants to purchase Series C convertible redeemable preferred stock, based upon an assumed initial public offering price of $8.00 per share, and the conversion of the Series E convertible redeemable preferred stock warrants into warrants to purchase common stock as occurring at the beginning of the fiscal period. Accordingly, the charge for the change in the fair value of the convertible redeemable preferred stock warrant liability recorded in the fiscal period is reversed because this charge would not have been recorded after the net exercise and conversion. Pro forma basic or diluted net income (loss) per share attributable to common stockholders is calculated by dividing the pro forma net income (loss) attributable to common stockholders by the weighted average basic or diluted pro forma shares of common stock. See Note 22 of the notes to our consolidated financial statements for a description of how we compute basic and diluted earnings per share attributable to common stockholders and pro forma basic and diluted earnings per share attributable to common stockholders.
(3)	Pro forma weighted average shares outstanding have been calculated assuming the conversion of all outstanding shares of our preferred stock upon the completion of this offering into (i) 41,980,468 shares of our common stock as of December 31, 2011, including the net exercise of warrants to purchase Series C convertible redeemable preferred stock into 87,422 shares of common stock based upon an assumed initial public offering price of $8.00 per share and (ii) 50,377,946 shares of our common stock as of September 30, 2012.

Our consolidated balance sheet as of September 30, 2012 is presented on:

•	an actual basis;

•

a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our existing convertible preferred stock (other than our Series G convertible preferred stock) into one share of common stock and the conversion of all shares of our Series G convertible preferred stock into 8,372,065 shares of common stock, based upon the assumed initial public offering price of $8.00 per share and the adjustment provisions relating to our Series G convertible preferred stock described in “Description of Capital Stock,” immediately prior to the closing of this offering, (ii) the reclassification of Series E convertible redeemable preferred stock warrant liabilities to additional paid-in capital, and (iii) the derecognition of the Series F convertible redeemable preferred stock warrants liabilities and the recognition of the balance as a credit to the consolidated statement of operations and the corresponding impact to the accumulated deficit effective upon the closing of this offering; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments and our sale of 11,434,988 shares of common stock in this offering, based on an assumed initial public offering price of $8.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses we will pay.

	As of September 30, 2012
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
		(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$49,318	$49,318	$134,377
Total current assets	244,626	244,626	329,685
Solar energy systems, leased and to be leased – net	858,746	858,746	858,746
Total assets	1,151,171	1,151,171	1,232,876
Total current liabilities	214,208	214,208	214,208
Deferred revenue, net of current portion	179,584	179,584	179,584
Lease pass-through financing obligation, net of current portion	134,988	134,988	134,988
Sale-leaseback financing obligation, net of current portion	14,855	14,855	14,855
Other liabilities	93,533	93,533	93,533
Convertible redeemable preferred stock	208,420	—	—
Stockholders’ (deficit) equity	(89,652)	139,476	221,181
Noncontrolling interests in subsidiaries	34,179	34,179	34,179

(1)	The pro forma balance sheet data in the table above assumes (i) the conversion of all outstanding shares of convertible redeemable preferred stock into common stock, and (ii) the reclassification of preferred stock warrant liabilities to stockholders’ (deficit) equity, effective upon the closing of this offering.
(2)	The pro forma as adjusted balance sheet in the table above assumes the pro forma conversions and reclassifications described in (1) above plus the sale of 11,434,988 shares of our common stock in this offering and the application of the net proceeds at an assumed initial public offering price of $8.00, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase or decrease in an assumed initial public offering price of $8.00 per share, would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ (deficit) equity by approximately $10.7 million, assuming that the number of shares we offer, as stated on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses we will pay.

Exhibit D

If the Internal Revenue Service or the U.S. Treasury Department makes additional determinations that the fair market value of our solar energy systems is materially lower than what we have claimed, we may have to pay significant amounts to our investment funds or to our fund investors and such determinations could have a material adverse effect on our business, financial condition and prospects.

We and our fund investors claim the Federal ITC or the U.S. Treasury grant in amounts based on the fair market value of our solar energy systems. We have obtained independent appraisals to support the fair market values we report for claiming Federal ITCs and U.S. Treasury grants. The Internal Revenue Service and the U.S. Treasury Department review these fair market values. With respect to U.S. Treasury grants, the U.S. Treasury Department reviews the reported fair market value in determining the amount initially awarded, and the Internal Revenue Service and the U.S. Treasury Department may also subsequently audit the fair market value and determine that amounts previously awarded must be repaid to the U.S. Treasury Department. Such audits of a small number of our investment funds are ongoing. With respect to Federal ITCs, the Internal Revenue Service may review the fair market value on audit and determine that the tax credits previously claimed must be reduced. If the fair market value is determined in either of these circumstances to be less than we reported, we may owe the fund or our fund investors an amount equal to this difference, plus any costs and expenses associated with a challenge to that valuation. The U.S. Treasury Department has determined in some instances to award us U.S. Treasury grants for our solar energy systems at a materially lower value than we had established in our appraisals and, as a result, we have been required to pay our fund investors a true-up payment or contribute additional assets to the associated investment funds. For example, in the fourth quarter of 2011, we had discussions with representatives of the U.S. Treasury Department relating to U.S. Treasury grant applications for certain commercial solar energy systems submitted in the third and fourth quarters of 2011 and the appropriate U.S. Treasury grant valuation guidelines for such systems. We were unsuccessful in our attempts to have the U.S. Treasury Department reconsider its valuation for these systems, and while we maintained the accuracy of the contracted value to the investment fund, we elected at that time to receive the lower amounts communicated by the U.S. Treasury Department. Thereafter, other U.S. Treasury grant applications were accepted and the U.S. Treasury grant paid in full on the basis of the valuations submitted. On December 5, 2012, the U.S. Treasury Department notified one of our investment funds that it has established new guidelines for residential solar energy systems placed in service in California and Arizona on or after October 1, 2012. The new guidelines communicated are $6.00 per watt in California and $5.00 per watt in Arizona. Prior to this change, we had been reimbursed at $6.87 per watt in California and $6.20 per watt in Arizona. As a result of this updated guidance, we will be obligated to contribute additional solar energy systems to this investment fund so that the fund investors will recover a shortfall of approximately $200,000. If the U.S. Treasury Department establishes similar guidance for all residential solar energy systems placed in service in California and Arizona by us on or after October 1, 2012, based on the number of such systems that we plan to put in service prior to December 31, 2012 and assuming that we contributed all such systems to our investment funds at the old guidelines and that we do not reallocate any systems to funds that claim Federal ITCs instead of U.S. Treasury grants, our investment funds would have a shortfall of approximately $4.2 million with respect to the quarter ending December 31, 2012. Of such amount, we would be obligated to repay approximately $2.6 million to investors in these funds and we would absorb a shortfall of approximately $1.6 million in grants that we would have retained. If the Internal Revenue Service or the U.S. Treasury Department further disagrees now or in the future, as a result of any pending or future audit, the outcome of the Department of Treasury Inspector General investigation, the change in guidelines or otherwise, with the fair market value of more of our solar energy systems that we have constructed or that we construct in the future, including any systems for which grants have already been paid, and determines we have claimed too high of a fair market value, it could have a material adverse effect on our business, financial condition and prospects. For example, a hypothetical five percent downward adjustment in the fair market value in the approximately $341 million of U.S. Department of Treasury grant applications that we have submitted as of September 30, 2012 would obligate us to repay approximately $17 million to our fund investors.

Exhibit E

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have 73,079,499 outstanding shares of common stock based on the number of shares outstanding as of October 31, 2012 and assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options after October 31, 2012. The 11,500,000 shares sold pursuant to this offering will be immediately tradable without restriction, excluding any shares sold under our reserved share program or to our directors or officers, which shares will become saleable beginning 181 days after the date of this prospectus. Of the remaining shares:

•	no shares will be eligible for sale immediately upon completion of this offering; and

•

61,579,499 shares will become eligible for sale, subject to the provisions of Rule 144 or Rule 701, upon the expiration of agreements not to sell such shares entered into between the underwriters and such stockholders beginning 181 days after the date of this prospectus.

We and all of our directors and officers, as well as the selling stockholders, have agreed that we and they will not, without the prior written consent of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. This agreement is subject to certain limited exceptions and extensions described in the section entitled “Underwriting.”

Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters may, in their sole discretion and at any time, release all or any portion of the securities subject to lock-up agreement. After the closing of this offering, we intend to register approximately 24,773,123 shares of common stock that have been reserved for future issuance under our stock incentive plans.

Exhibit F

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately 80.3% of the outstanding shares of our common stock after this offering, based upon the assumption that the chairman of our board purchases $15.0 million of our common stock at an assumed initial public offering price of $8.00 per share and that entities affiliated with two of our other directors purchase an aggregate of 1,800,000 shares of our common stock in this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might affect the market price of our common stock.

Exhibit G

USE OF PROCEEDS

We estimate that the net proceeds we receive in this offering will be approximately $81.7 million, based on an assumed initial public offering price of $8.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses we will pay. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $10.7 million, assuming that the number of shares offered by us, as stated on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses we will pay. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $94.6 million.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, although we will bear the costs, other than underwriting discounts and commissions, associated with the sale of these shares. The selling stockholders include certain of our executive officers. See “Principal and Selling Stockholders.”

We will have broad discretion over the use of the net proceeds in this offering. As of the date of this prospectus, we cannot specify all of the particular uses for the net proceeds from this offering. We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, general and administrative matters and capital expenditures. We may also use a portion of the net proceeds to expand our current business through acquisitions or investments in other complementary strategic businesses, products or technologies. We have no commitments with respect to any acquisitions at this time.

We intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or guaranteed obligations of the U.S. government, pending their use as described above.

Some of the other principal purposes of this offering are to create a public market for our common stock and increase our visibility in the marketplace. A public market for our common stock will facilitate future access to public equity markets and enhance our ability to use our common stock as a means of attracting and retaining key employees and as consideration for acquisitions.

Exhibit H

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our preferred stock into 50,377,946 shares of common stock immediately prior to the closing of this offering, (ii) the effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering that, among other things, will increase our authorized number of shares of common stock and will authorize a new class of preferred stock and (iii) the reclassification of preferred stock warrant liabilities to additional paid-in capital effective upon the closing of this offering; and

•

on a pro forma as adjusted basis to give effect to the pro-forma adjustments and our sale of 11,434,988 shares of common stock in this offering at an assumed initial public offering price of $8.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses we will pay.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2012
	Actual	Pro Forma(1)	Pro Forma, As Adjusted(2)(3)
	(in thousands, except share and per share data)
Cash and cash equivalents	$49,318	$49,318	$134,377

Total debt and capital lease obligations	$136,975	$136,975	$136,975
Convertible redeemable preferred stock, $0.0001 par value: 56,733,796 shares authorized and 45,392,867 issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	208,420	—	—

Stockholders’ equity:
Common stock, $0.0001 par value: 106,000,000 shares authorized, 11,242,461 shares issued and outstanding, actual; 1,000,000,000 shares authorized, 61,620,407 shares issued and outstanding, pro forma; 1,000,000,000 shares authorized, 73,055,395 shares issued and outstanding, pro forma as adjusted	1	6	7
Additional paid-in capital	18,696	245,985	327,689
Accumulated deficit	(108,349)	(106,515)	(106,515)

Total stockholders’ (deficit) equity	(89,652)	139,476	221,181

Total capitalization	$255,743	$276,451	$358,156

(1)	The pro forma balance sheet data in the table above assumes (i) the conversion of all outstanding shares of convertible redeemable preferred stock into common stock, and (ii) the reclassification of Series E convertible redeemable preferred stock warrant liabilities to additional paid-in capital and reclassification of Series F convertible redeemable preferred stock liability to accumulated deficit, effective upon the closing of this offering. The table below sets forth the adjustments made to the actual amounts to determinate the pro forma amounts:

	Actual	Adjustment 1	Adjustment 2	Pro Forma
Cash and cash equivalents	$49,318	$—	$—	$49,318

Convertible redeemable preferred stock	208,420	(208,420)	—	—
Common stock	1	5	—	6
Additional paid-in capital	18,696	208,415	18,874	245,985
Accumulated deficit	(108,349)	—	1,834	(106,515)

Adjustment 1 gives effect to the conversion of the outstanding shares of convertible redeemable preferred stock into common stock.

Adjustment 2 gives effect to the reclassification of the convertible redeemable preferred stock warrant liabilities to additional paid-in capital and accumulated deficit upon conversion of the Series E convertible redeemable preferred stock warrants to common stock warrants and expiration, without exercise, of Series F convertible redeemable preferred stock warrants, respectively.

(2)	The pro forma as adjusted balance sheet in the table above assumes the pro forma conversions and reclassifications described in (1) above plus the sale of 11,434,988 shares of our common stock in this offering and the application of the net proceeds at an assumed initial public offering price of $8.00, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table below sets forth the adjustments made to the pro forma amounts to determine the pro forma as adjusted amounts:

	Pro Forma	Adjustment 1	Adjustment 2	Pro Forma As Adjusted
Cash and cash equivalents	$49,318	$85,059	—	$134,377

Convertible redeemable preferred stock	—	—	—	—
Common stock	6	1	—	7
Additional paid-in capital	245,985	85,058	(3,354)	327,689

Adjustment 1 gives effect to the issuance of 11,434,988 shares of common stock in this offering and our receipt of the estimated net proceeds, based upon an assumed initial public offering price of $8.00 per share.

Adjustment 2 gives effect to the reclassification to additional paid-in capital of offering expenses that we had incurred and capitalized as of September 30, 2012.

(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $8.00 per share would increase or decrease, respectively, the amount of cash, additional paid-in capital and total capitalization by approximately $10.7 million, assuming the number of shares we offer, as stated on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commission and estimated offering expenses we will pay.

The preceding table is based on the number of shares of our common stock outstanding as of September 30, 2012, and excludes:

•	14,729,881 shares of our common stock issuable upon exercise of outstanding stock options at a weighted-average exercise price of $4.69 per share under our 2007 Stock Plan;

•	16,991 shares of common stock issuable upon vesting of restricted stock units under our 2007 Stock Plan;

•	1,485,010 shares of our common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase Series E preferred stock at an exercise price of $5.41 per share; and

•

10,088,071 shares of common stock reserved for future issuance under our equity-based compensation plans, consisting of 1,788,071 shares of common stock reserved for issuance under our 2007 Stock Plan as of September 30, 2012, 7,000,000 shares of common stock reserved for issuance under our 2012 Equity Incentive Plan and 1,300,000 shares of common stock reserved for issuance under our 2012 Employee Stock Purchase Plan, and excluding shares that become available under the 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan pursuant to provisions of these plans that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Employee Benefit Plans.” The 2012 Equity Incentive Plan and the 2012 Employee Stock Purchase Plan will become available when this offering closes.

Exhibit I

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of September 30, 2012 was $172.9 million, or $2.81 per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to our sale of our common stock in this offering at the assumed initial public offering price of $8.00 per share, and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2012 would have been $254.6 million, or $3.49 per share. This represents an immediate increase in net tangible book value of $0.68 per share to our existing stockholders and an immediate dilution of $4.51 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$8.00
Pro forma net tangible book value per share as of September 30, 2012	$2.81
Increase in actual net tangible book value per share attributable to new investors purchasing shares in this offering	0.68

Pro forma net tangible book value per share after giving effect this offering		3.49

Dilution per share to new investors in this offering		$4.51

The following table illustrates the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering based on an assumed initial public offering price of $8.00 per share, and before deducting estimated underwriting discounts and commissions and estimated offering expenses as of September 30, 2012 on a pro forma basis.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
			(in thousands)
Existing Stockholders	61,620,407	84.3%	$203,400	69.0%	$3.30
New Investors	11,434,988	15.7	91,480	31.0	$8.00

Total	73,055,395	100%	$294,880	100%

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately 82.4% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 13,159,988, or approximately 17.6% of the total number of shares of our common stock outstanding after this offering.

As of September 30, 2012, there were options outstanding to purchase a total of 14,729,881 shares of common stock at a weighted average exercise price of $4.69 per share and restricted stock units covering a total of 16,991 shares of common stock. To the extent outstanding options and restricted stock units are exercised, there will be further dilution to new investors. For a description of our equity plans, see the section titled “Executive Compensation—Employee Benefit Plans.”

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to 61,555,395, or approximately 84.3% of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to 11,500,000, or approximately 15.7% of the total shares of common stock outstanding after this offering.

The preceding table is based on the number of shares of our common stock outstanding on a pro forma basis as of September 30, 2012, and excludes:

•	14,729,881 shares of our common stock issuable upon exercise of outstanding stock options at a weighted-average exercise price of $4.69 per share under our 2007 Stock Plan;

•	16,991 shares of common stock issuable upon vesting of restricted stock units under our 2007 Stock Plan;

•	1,485,010 shares of our common stock, on an as-converted basis, issuable upon the exercise of outstanding warrants to purchase Series E preferred stock, at an exercise price of $5.41 per share; and

•

10,088,071 shares of common stock reserved for future issuance under our equity-based compensation plans, consisting of 1,788,071 shares of common stock reserved for issuance under our 2007 Stock Plan as of September 30, 2012, 7,000,000 shares of common stock reserved for issuance under our 2012 Equity Incentive Plan and 1,300,000 shares of common stock reserved for issuance under our 2012 Employee Stock Purchase Plan, and excluding shares that become available under the 2012 Equity Incentive Plan and 2012 Employee Stock Purchase Plan pursuant to provisions of these plans that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Employee Benefit Plans.” The 2012 Equity Incentive Plan and the 2012 Employee Stock Purchase Plan will become available when this offering closes.

Exhibit J

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements not included in this prospectus. The unaudited consolidated statements of operations data for the nine months ended September 30, 2011 and 2012 and the unaudited consolidated balance sheet data as of September 30, 2012 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on a basis consistent with our audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in any future period, and our interim results are not necessarily indicative of the results to be expected for the full fiscal year.

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
	(in thousands, except share and per share data)
Consolidated statements of operations data:
Revenue:
Operating leases	$—	$225	$3,212	$9,684	$23,145	$16,103	$33,584
Solar energy systems sales	23,045	31,962	29,435	22,744	36,406	22,706	69,805

Total revenue	23,045	32,187	32,647	32,428	59,551	38,809	103,389
Cost of revenue:
Operating leases	—	96	1,911	3,191	5,718	3,289	8,615
Solar energy systems	23,164	33,212	28,971	26,953	41,418	31,415	57,924

Total cost of revenue	23,164	33,308	30,882	30,144	47,136	34,704	66,539

Gross profit (loss)	(119)	(1,121)	1,765	2,284	12,415	4,105	36,850
Operating expenses:
Sales and marketing	1,749	15,295	10,914	22,404	42,004	27,246	49,976
General and administrative	9,144	8,484	10,855	19,227	31,664	24,126	31,904

Total operating expenses	10,893	23,779	21,769	41,631	73,668	51,372	81,880

Loss from operations	(11,012)	(24,900)	(20,004)	(39,347)	(61,253)	(47,267)	(45,030)
Interest expense, net	233	214	334	4,901	9,272	7,516	14,922
Other expenses, net	(291)	1,119	2,360	2,761	3,097	1,884	17,895

Loss before income taxes	(10,954)	(26,233)	(22,698)	(47,009)	(73,622)	(56,667)	(77,847)
Income tax provision	—	—	(22)	(65)	(92)	(62)	(107)

Net loss	(10,954)	(26,233)	(22,720)	(47,074)	(73,714)	(56,729)	(77,954)
Net income (loss) attributable to noncontrolling interests(1)	—	(12,272)	3,507	(8,457)	(117,230)	(86,172)	(16,806)

Net income (loss) attributable to stockholders(1)	$(10,954)	$(13,961)	$(26,227)	$(38,617)	$43,516	$29,443	$(61,148)

	Year Ended December 31,					Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2011	2012
	(in thousands, except share and per share data)
Net income (loss) per share attributable to common stock holders:
Basic	$(1.36)	$(1.70)	$(3.13)	$(4.50)	$0.82	$0.58	$(5.63)

Diluted	$(1.36)	$(1.70)	$(3.13)	$(4.50)	$0.76	$0.53	$(5.63)

Weighted average shares outstanding:
Basic	8,041,992	8,229,036	8,378,590	8,583,772	9,977,646	9,845,324	10,867,584

Diluted	8,041,992	8,229,036	8,378,590	8,583,772	14,523,734	14,144,765	10,867,584

Pro forma net income (loss) per share attributable to common stockholders(2):
Basic					$0.90		$(0.92)

Diluted					$0.82		$(0.92)

Pro forma weighted average shares outstanding(3):
Basic					50,895,149		59,315,070

Diluted					55,441,238		59,315,070

(1)	Under GAAP, we are required to present the impact of a hypothetical liquidation of our joint venture investment funds on our income statement. For a more detailed discussion of this accounting treatment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Net Income (Loss) Attributable to Stockholders.”
(2)	Pro forma net income (loss) attributable to common stockholders assumes the distribution of a deemed dividend on Series G convertible redeemable preferred stock prior to conversion to common stock, the net exercise of the warrants to purchase Series C redeemable preferred stock, based upon the assumed initial public offering price of $8.00 per share, and the conversion of the Series E convertible redeemable preferred stock warrants into warrants to purchase common stock as occurring at the beginning of the fiscal period. Accordingly, the charge for the change in the fair value of the convertible redeemable preferred stock warrant liability recorded in the fiscal period is reversed because this charge would not have been recorded after the net exercise and conversion. Pro forma basic or diluted net income (loss) per share attributable to common stockholders is calculated by dividing the pro forma net income (loss) attributable to common stockholders by the weighted average basic or diluted pro forma shares of common stock. See Note 22 of the notes to our consolidated financial statements for a description of how we compute basic and diluted earnings per share attributable to common stockholders and pro forma basic and diluted earnings per share attributable to common stockholders.
(3)	Pro forma weighted average shares outstanding have been calculated assuming the conversion of all outstanding shares of our preferred stock upon the completion of this offering into (i) 41,980,468 shares of our common stock as of December 31, 2011, including the net exercise of warrants to purchase Series C convertible redeemable preferred stock into 87,422 shares of common stock based upon the assumed initial public offering price of $8.00 per share and (ii) 50,377,946 shares of our common stock as of September 30, 2012.

	As of December 31,					As of September 30, 2012
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$6,459	$27,829	$37,912	$58,270	$50,471	$49,318
Total current assets	24,395	45,124	69,896	110,432	241,522	244,626
Solar energy systems, leased and to be leased – net	—	27,838	87,583	239,611	535,609	858,746
Total assets	27,132	78,800	164,154	371,264	813,173	1,151,171
Total current liabilities	10,531	19,539	52,012	81,958	246,886	214,208
Deferred revenue, net of current portion	—	5,645	21,394	40,681	101,359	179,584
Lease pass-through financing obligation, net of current portion	—	—	—	53,097	46,541	134,988
Sale-leaseback financing obligation, net of current portion	—	—	—	15,758	15,144	14,855
Other liabilities	—	—	120	15,715	36,314	93,533
Convertible redeemable preferred stock	26,234	56,184	80,042	101,446	125,722	208,420
Stockholders’ deficit	(11,912)	(25,377)	(50,736)	(87,488)	(37,662)	(89,652)
Noncontrolling interests in subsidiaries	—	19,573	56,036	123,514	122,646	34,179

Exhibit K

Deferred U.S. Treasury Department Grant Proceeds

We have determined that all of our solar energy systems constitute eligible property as defined under Section 1603 of the American Recovery and Reinvestment Act of 2009, as amended by the Tax Relief Unemployment Insurance Reauthorization and Job Creation Act of December 2010. We submit applications for grants receivable from the U.S. Treasury Department related to eligible property based on 30% of the tax basis of the solar energy systems as supported by independently appraised fair market values of the systems or guideline system values that have been posted by the U.S. Treasury Department on its website. To determine the fair market value of the systems, an independent appraiser considers various factors such as the cost of producing the systems, the estimated price that could be obtained in the market from the sale of the systems, and the present value of the economic benefits expected to be generated by the systems. We then present our appraised fair market value to the U.S. Treasury Department when we apply for grants on our solar energy systems. In a number of cases, the U.S. Treasury Department has determined that grants should be paid based on a lower value for the systems and has in such instances posted guideline system values on its website that should be used in the grant applications.

We initially record the grants receivable for leased solar energy systems as deferred income at the amounts that have been approved for payment by the U.S. Treasury Department and then amortize them on a straight-line basis over the estimated useful lives of the related solar energy systems. We record the amortization of the deferred income as a credit to depreciation expense in the consolidated statement of operations. We record a catch up adjustment in the period in which the grant is approved to recognize the portion of the grant that matches proportionally the amortization for the period between the date of placement in service of the solar energy systems and approval by the U.S. Treasury Department or receipt by the investor of the associated grant, in the case of lease pass-through investment funds. The catch up adjustments we have recorded to date have been immaterial. Some of our investment fund agreements obligate us to reimburse the fund investors based upon the difference between their anticipated benefit from U.S. Treasury grants at the formation of the funds and the benefit they receive from the amounts paid by the U.S. Treasury Department. For the joint venture investment funds where we are contractually obligated to reimburse investors for reductions in anticipated grants receivable, we record amounts we expect to pay the investors as distributions payable to noncontrolling interests in the consolidated balance sheet, and any impact to the consolidated statement of operations, which is determined using the HLBV method, is reflected in the net income or loss attributable to noncontrolling interests line item. For sale-leaseback investment funds where we are contractually obligated to reimburse investors for reductions in anticipated grants receivable, we record amounts we expect to pay the investors under accrued and other current liabilities and reduce the deferred gain on sale-leaseback transactions included within other liabilities in the consolidated balance sheet, with no impact to the consolidated statement of operations. For lease pass-through investment funds, all amounts received from the investors are recorded in the consolidated balance sheet as a lease pass-through financing obligation and the amounts we expect to reimburse investors for reductions in anticipated grants receivable would reduce the lease pass-through obligation with no impact on the consolidated statement of operations.

In the fourth quarter of 2011, we had discussions with representatives of the U.S. Treasury Department relating to U.S. Treasury grant applications for certain commercial solar energy systems submitted in the third and fourth quarters of 2011 and the appropriate U.S. Treasury grant valuation guidelines for such systems. We were unsuccessful in our attempts to have the U.S. Treasury Department reconsider its valuation for these systems, and while we maintained the accuracy of the contracted value to the investment fund, we elected at that time to receive the lower amounts communicated by the U.S. Treasury Department. As a result, the U.S. Treasury Department awarded grants in amounts lower than the appraised fair market values for these systems. We have appropriately reflected the financial impact of the anticipated reduction in our consolidated financial statements as of December 31, 2011. In addition, on December 5, 2012, the U.S. Treasury Department notified one of our investment funds that it has established new guidelines for residential solar energy systems placed in service in California and Arizona on or after October 1, 2012. The new guidelines communicated are $6.00 per watt in California and $5.00 per watt in Arizona. Prior to this change, we had been reimbursed at $6.87 per watt in California and $6.20 per watt in Arizona. As a result of this updated guidance, we will be obligated to contribute additional solar energy systems to this investment fund so that the fund investors will recover a shortfall of approximately $200,000. If the U.S. Treasury Department establishes similar guidance for all residential solar energy systems placed in service in California and Arizona by us on or after October 1, 2012, based on the number of such systems that we plan to put in service prior to December 31, 2012 and assuming that we contributed all such systems to our investment funds at the old guidelines and that we do not reallocate any systems to funds that claim Federal ITCs instead of U.S. Treasury grants, our investment funds would have a shortfall of approximately $4.2 million with respect to the quarter ending December 31, 2012. Of such amount, we would be obligated to repay approximately $2.6 million to investors in these funds and we would absorb a shortfall of approximately $1.6 million in grants that we would have retained.

We received no grants prior to 2010. The changes in deferred U.S. Treasury Department grant proceeds for the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2012 were as follows:

(In thousands)
U.S. Treasury grant receipts during the year ended December 31, 2010	$20,084
Amortization during the year ended December 31, 2010	(744)

Balance as of December 31, 2010	19,340
U.S. Treasury grant receipts and receivable during the year ended December 31, 2011	68,585
U.S. Treasury grants receipts and receivable by investors under lease pass-through investment funds	54,730
Amortization during the year ended December 31, 2011	(5,221)

Balance as of December 31, 2011	137,434
U.S. Treasury grant receipts and receivable during the nine months ended September 30, 2012	96,844
U.S. Treasury grants receipts and receivable by investors under lease pass-through investment funds	46,475
Amortization during the nine months ended September 30, 2012	(7,405)

Balance as of September 30, 2012	$273,348

Exhibit L

On December 5, 2012, the U.S. Treasury Department notified one of our investment funds that it has established new guidelines for residential solar energy systems placed in service in California and Arizona on or after October 1, 2012. As a result of this updated guidance, we will be obligated to contribute additional solar energy systems to this investment fund so that the fund investors will recover a shortfall of approximately $200,000 and if other investment funds are similarly notified we may be required to true-up those funds. See “—Critical Accounting Policies and Estimates—Deferred U.S. Treasury Department Grant Proceeds.”

Exhibit M

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock as of October 31, 2012, and as adjusted to reflect the sale of the common stock in this offering, by:

•	each stockholder who we know is the beneficial owner of more than 5% of our common stock;

•	each of our current directors;

•	each of our named executive officers;

•	each of our current executive officers who are selling stockholders;

•	all of our current directors and executive officers as a group; and

•	all other selling stockholders.

We determined beneficial ownership in accordance with the SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 61,644,511 shares of common stock outstanding as of October 31, 2012, after giving effect to the conversion of all outstanding shares of our preferred stock into common stock effective immediately prior to the closing of this offering. For purposes of the table below, we have assumed that 73,079,499 shares of common stock will be outstanding upon completion of this offering (which assumes no exercise of the over-allotment option). When we computed the number of shares beneficially owned by a person and the percentage ownership of that person, we considered to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of October 31, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. An asterisk (*) below denotes beneficial ownership of less than 1%.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o SolarCity Corporation, 3055 Clearview Way, San Mateo, California 94402.

	Shares Beneficially Owned Prior to Offering		Shares Being Offered	Shares Beneficially Owned After Offering
Beneficial Owner	Shares	%		Shares	%
Named Executive Officers, Selling Executive Officers and Directors:
Lyndon R. Rive(1)	4,160,711	6.6%	—	4,160,711	5.6%
Peter J. Rive(2)	4,160,711	6.6	—	4,160,711	5.6
Robert D. Kelly(3)	96,840	*	—	96,840	*
Ben Tarbell(4)	175,656	*	17,024	158,632	*
Seth R. Weissman(5)	285,783	*	27,994	257,789	*
Elon Musk(6)	18,849,991	30.6	—	18,849,991	25.8
Raj Atluru(7)	2,842,372	4.6	—	2,842,372	3.9
John H. N. Fisher(8)	14,801,910	24.0	—	14,801,910	20.3
Antonio J. Gracias(9)	2,708,972	4.4	—	2,708,792	3.7
Donald R. Kendall, Jr.(10)	—	—	—	—	*
Nancy E. Pfund(11)	4,223,209	6.9	—	4,223,209	5.8
Jeffrey B. Straubel	758,246	1.2	—	758,246	1.0
All current executive officers and directors as a group (16 persons)(12)	53,315,525	82.4	45,018	53,270,507	69.9
Other 5% Stockholders:
Funds affiliated with Draper Fisher(8)	14,801,910	24.0	—	14,801,910	20.3
Generation IM Climate Solutions Fund, L.P.(13)	4,231,442	6.9	—	4,231,442	5.8
Entities affiliated with Bay Area Equity Fund(11)	4,223,209	6.9	—	4,223,209	5.8
Other Selling Stockholders:
Ajmere Dale(14)	98,123	*	9,229	88,894	*
Chrysanthe Gussis(15)	113,967	*	10,765	103,302	*

(1)	Includes 1,952,378 shares held by the Rive Family Trust dated February 8, 2011, and 1,208,333 shares issuable upon exercise of options exercisable within 60 days after October 31, 2012. Also includes (i) 669,480 shares pledged as collateral to secure certain personal indebtedness owed to 137 Ventures, L.P. and (ii) 330,520 shares subject to an option granted by Mr. Rive to 137 Ventures, L.P. with an exercise price of $14.00 per share.
(2)	Includes 1,208,333 shares issuable upon exercise of options exercisable within 60 days after October 31, 2012. Also includes (i) 669,480 shares pledged as collateral to secure certain personal indebtedness owed to 137 Ventures, L.P. and (ii) 330,520 shares subject to an option granted by Mr. Rive to 137 Ventures, L.P. with an exercise price of $14.00 per share.
(3)	Includes 96,840 shares issuable upon exercise of options exercisable within 60 days after October 31, 2012.
(4)	Includes 98,956 shares issuable upon exercise of options exercisable within 60 days after October 31, 2012.
(5)	Includes 285,783 shares issuable upon exercise of options exercisable within 60 days after October 31, 2012.
(6)	Includes 18,849,991 shares held of record by the Elon Musk Revocable Trust dated July 22, 2003. Includes 6,000,000 shares pledged as collateral to secure certain personal indebtedness owed to Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co. Mr. Musk has indicated his intent to purchase $15.0 million of our common stock in this offering from the underwriters at the initial public offering price. Based on an assumed initial public offering price of $8.00 per share, an investment of $15.0 million in this offering would increase the number of shares beneficially owned by him by 1,875,000 shares and increase the percentage of shares beneficially owned by him after this offering to 28.4%.
(7)	Includes 2,842,372 shares held of record by Silver Lake Kraftwerk Fund, L.P. Mr. Atluru is a partner of Silver Lake Kraftwerk Management Company, L.L.C., the investment advisor to Silver Lake Kraftwerk Fund, L.P. and as such may be deemed to have voting and investment power with respect to such shares. Mr. Atluru disclaims beneficial ownership with respect to such shares except to the extent of his pecuniary interest therein. The address for such fund is 1070 Commercial Street, San Carlos, California 94070.
(8)	Includes 177,612 shares held of record by Draper Associates, L.P., 160,396 shares held of record by Draper Associates Riskmasters Fund, LLC, 7,561,714 shares held of record by Draper Fisher Jurvetson Fund IX, L.P., 854,188 shares held of record by Draper Fisher Jurvetson Fund X, L.P., 5,381,876 shares held of record by Draper Fisher Jurvetson Growth Fund 2006, L.P., 204,916 shares held of record by Draper Fisher Jurvetson Partners IX, LLC, 435,110 shares held of record by Draper Fisher Jurvetson Partners Growth Fund 2006, LLC, and 26,098 shares held of record by Draper Fisher Jurvetson Partners X, LLC. Timothy C. Draper, John H. N. Fisher, Stephen T. Jurvetson, Jennifer Fonstad, Andreas Stavropoulos, Josh Stein and Don Wood are managing directors of the general partner entities of these funds that directly hold shares and as such they may be deemed to have voting and investment power with respect to such shares. These individuals disclaim beneficial ownership with respect to such shares except to the extent of their pecuniary interest therein. Entities affiliated with Draper Fisher Jurvetson have indicated an intent to purchase an aggregate of 1,500,000 shares of our common stock in this offering at the initial public offering price, which would increase the percentage of shares beneficially owned by Mr. Fisher and funds affiliated with Draper Fisher Jurvetson after this offering to 22.3%. The address for all entities above is 2882 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(9)	Includes 83,496 shares held of record by AJG Growth Fund, LLC, 2,583,976 shares held of record by Valor Solar Holdings, LLC and 41,500 shares held of record by Valor VC, LLC. Mr. Gracias is the manager of AJG Growth Fund, LLC and Valor VC, LLC and is a shareholder, director and chief executive officer of Valor Management Corp, which is the general partner of the general partner of the manager of Valor Solar Holdings, LLC. Mr. Gracias disclaims beneficial ownership of the shares held by Valor VC, LLC and Valor Solar Holdings, LLC, except to the extent of his pecuniary interest therein. The address for the Valor entities and Mr. Gracias is 200 South Michigan Ave., Suite 1020, Chicago, Illinois 60604.
(10)	Mr. Kendall was elected as a member of our board of directors effective as of September 17, 2012.
(11)

Includes 3,594,232 shares held of record by Bay Area Equity Fund I, L.P., and 628,977 shares held of record by DBL Equity Fund—BAEF II, L.P. Ms. Pfund is a managing partner of H&Q Venture Management, L.L.C., doing business as DBL Investors LLC, the managing member of Bay Area Equity Fund Managers I, L.L.C, the general partner of Bay Area Equity Fund I, L.P. Ms. Pfund disclaims beneficial ownership with respect to such shares except to the extent of her pecuniary interest therein. Entities affiliated with DBL Equity Fund have indicated an intent to purchase an aggregate of 300,000 shares of our common stock in this offering at the initial public offering price, which would increase the percentage of shares beneficially owned by Ms. Pfund and entities affiliated with Bay Area Equity Fund after this offering to 6.2%. The address for these entities is One Montgomery Street, Suite 2375, San Francisco, California 94104.

(12)	Includes 3,092,073 shares issuable to our current executive officers and directors upon exercise of options exercisable within 60 days after October 31, 2012.
(13)	Includes 4,231,442 shares held of record by Generation IM Climate Solutions Fund, L.P. The address for these entities is 20 Air Street, London W1B 5AN United Kingdom.
(14)	Includes 98,123 shares issuable upon exercise of options exercisable within 60 days of October 31, 2012.
(15)	Includes 113,967 shares issuable upon exercise of options exercisable within 60 days of October 31, 2012.

Exhibit N

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect when this offering closes. This summary is not complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the closing of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, $0.0001 par value per share, and 100,000,000 shares of preferred stock, $0.0001 par value per share, all of which preferred stock will be undesignated. The following information reflects the filing of our amended and restated certificate of incorporation and the conversion of all outstanding shares of our convertible redeemable preferred stock into shares of common stock immediately prior to the closing of this offering.

As of October 31, 2012, we had:

•	61,644,511 shares of common stock issued and outstanding held by 238 stockholders;

•

206,716 shares of common stock issuable upon the exercise of outstanding warrants to purchase Series F preferred stock at an exercise price of $9.68 per share, that will expire if not exercised prior to the completion of this offering;

•	1,485,010 shares of common stock issuable upon the exercise of outstanding warrants to purchase Series E preferred stock, at an exercise price of $5.41 per share;

•	14,591,691 shares of common stock issuable upon exercise of outstanding stock options, with a weighted average exercise price of $4.67 per share; and

•	16,991 shares of common stock issuable upon vesting of restricted stock units outstanding under our 2007 Stock Plan.

Upon the closing of this offering and based on shares of our common stock outstanding as of October 31, 2012, 73,079,499 shares of our common stock will be outstanding, assuming (1) the conversion of all outstanding shares of our preferred stock into 50,377,946 shares of our common stock immediately prior to the closing of this offering, including the conversion of each share of our Series G preferred stock into approximately 2.47 shares of common stock, based upon the assumed initial public offering price of $8.00 per share and the adjustment provisions relating to our Series G preferred stock described below, (2) the conversion of outstanding warrants to purchase Series E preferred stock into warrants to purchase 1,485,010 shares of common stock, (3) no additional exercises of options to purchase common stock outstanding as of October 31, 2012, and (4) no exercise of the underwriters’ over-allotment option.

Each share of Series G preferred stock is initially convertible at the option of the holder into one share of our common stock. Pursuant to the terms of our amended and restated certificate of incorporation, upon the closing of this offering, each share of Series G preferred stock will automatically convert into a number of shares of common stock equal to the quotient obtained by dividing (A) the original issue price of $23.92 per share by (B) the product of (i) the public offering price in this offering (before deducting underwriting discounts and commissions), multiplied by (ii) 0.6. However, in no event will one share of Series G preferred stock convert into more than approximately 2.47 shares (based upon the Series F preferred stock conversion price of $9.68 per share, which is the minimum conversion price of the Series G preferred stock) or less than one share of common stock as a result of this conversion adjustment mechanism. As a result of this offering and based upon the assumed initial public offering price of $8.00 per share, the outstanding shares of Series G preferred stock will convert into 8,372,065 shares of common stock.

Exhibit O

Warrants

As of October 31, 2012, we had warrants outstanding to purchase 1,691,726 shares of our common stock, assuming the automatic conversion of our preferred stock into common stock, at exercise prices ranging from approximately $5.41 to $9.68 per share. The shares issuable upon exercise of the outstanding warrants to purchase Series F preferred stock will convert into 206,716 shares of common stock if these warrants are exercised for cash, at an exercise price of $9.68 per share, immediately prior to the closing of this offering. If not exercised before this offering is completed, all outstanding warrants to purchase Series F preferred stock will automatically expire. The outstanding warrants to purchase Series E preferred stock will automatically convert into warrants to purchase 1,485,010 shares of common stock with an exercise price of $5.41 per share, and if not exercised, these warrants will expire on various dates between June 2014 and April 2015. Each outstanding warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations and reclassifications, consolidations and the like.

Exhibit P

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common stock, and we make no prediction as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of common stock and could impair our future ability to raise capital through the sale of equity securities.

When this offering is complete, we will have an aggregate of 73,079,499 shares of common stock outstanding, assuming (1) the automatic conversion of all outstanding shares of preferred stock into 50,377,946 shares of common stock upon the completion of this offering, (2) the conversion of outstanding warrants to purchase Series E preferred stock into warrants to purchase 1,485,010 shares of common stock, (3) no exercise of outstanding options to purchase common stock and (4) the underwriters do not exercise their over-allotment option.

Of the outstanding shares, all of the 11,500,000 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable, except that any shares sold to participants in our reserved share program or to our directors or officers will be subject to the lock-up period described below and any shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act) may only be sold in compliance with the limitations described below. The remaining 61,579,499 shares of common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701, promulgated under the Securities Act, which rules are summarized below.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

•	no shares will be eligible for sale when this offering is complete; and

•	61,579,499 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 181 days after the date of this prospectus.

In addition, of the 14,591,691 shares of our common stock that were subject to stock options outstanding as of October 31, 2012, options to purchase 6,900,881 shares of common stock were vested as of October 31, 2012 and will be eligible for sale 181 days following the date of this prospectus, as described in the section entitled “Underwriting.”

Lock-Up Agreements and Obligations

We, the selling stockholders, all of our directors, officers and substantially all of our stockholders have entered into lock-up agreements that generally provide that these holders will not offer, pledge, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days from the date of this prospectus, subject to certain exceptions described under the heading “Underwriting.”

In addition, each grant agreement under our 2007 Plan contains restrictions similar to those set forth in the lock-up agreements described above limiting the disposition of securities issuable pursuant to those plans for a period of 180 days following the date of this prospectus.

Furthermore, any participants in our reserved share program will also be subject to the lock-up period described above.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 730,795 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of October 31, 2012, 1,676,356 shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards. These shares will be eligible for resale in reliance on this rule upon expiration of the lock-up agreements described above.

Stock Options

We intend to file registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans, ESPP and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as permitted under the Securities Act. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

Registration Rights

When this offering is complete, the holders of an aggregate of 51,862,956 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

Exhibit Q

Elon Musk, the chairman of our board, has indicated his intent to purchase $15.0 million of our common stock in this offering from the underwriters at the initial public offering price. These shares will be subject to the 180 day lock-up restrictions described above.

Entities affiliated with Draper Fisher Jurvetson have indicated an intent to purchase an aggregate of 1,500,000 shares of our common stock in this offering at the initial public offering price. Entities affiliated with DBL Equity Fund have indicated an intent to purchase an aggregate of 300,000 shares of our common stock in this offering at the initial public offering price. These shares will be subject to the 180 day lock-up restrictions described above. Because indications of an intent to purchase shares are not binding agreements or commitments to purchase, these stockholders may determine to purchase fewer shares than they indicate an intent to purchase or not to purchase any shares in this offering.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately 10% of the shares of our common stock being offered for sale by this prospectus to certain business associates, friends and family of our executive officers and board of directors through a reserved share program. We will offer these shares to the extent permitted under applicable regulations in the United States and applicable jurisdictions. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Shares purchased in the reserved share program will be subject to the 180 day lock-up restrictions described above. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of common stock sold pursuant to the reserved share program. In addition, we have also asked the underwriters to allocate $10.0 million of our common stock to an entity affiliated with a participant in the reserved share program who is not affiliated with us. These shares would be purchased from the underwriters on the same terms as the other shares offered by this prospectus and will not be subject to a lock-up agreement.